Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2020 Financial Results

BEIJING--(BUSINESS WIRE)-- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter and First Half of 2020 Financial Summary

•	Sales for the second quarter of 2020 were $52.3 million, a decrease of 18.3% from $64.0 million in the prior year period.

•	Sales for the six months ended June 30, 2020 were $67.7 million, a decrease of 32.7% from $100.6 million in the prior year period.

•	The Company posted a loss attributable to common shareholders of $5.3 million, or $0.05 loss per basic and diluted share in the second quarter, compared to net income attributable to common shareholders of $10.7 million, or $0.11 earnings per basic and diluted share, in the prior year period.

•	The Company posted a loss attributable to common shareholders of $12.6 million, or $0.13 loss per basic and diluted share in the six months ended June 30, 2020, compared to net income attributable to common shareholders of $11.8 million, or $0.13 earnings per basic and diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “While COVID-19 has had a negative impact on many businesses around the globe, Sinovac is navigating this challenging environment effectively. Sales of our existing vaccine products are getting back on track as demonstrated by the material sequential revenue improvement of our core vaccines. Additionally, we are making good strides with our Covid-19 vaccine development. Our CoronaVac vaccine candidate shows great progress and we are pleased to be conducting clinical trials in China and in coordination with other select countries. Going forward, we will maintain our focus on maximizing sales of our existing vaccines, further develop our pipeline candidates as well as accelerate our development of a Covid-19 vaccine.”

Business Highlights

Marketing and Sales

Entering into the second quarter, as many places in China eased levels of control implemented to prevent the spread of COVID-19, vaccination services gradually resumed. Despite this, there was still an impact caused by the outbreak. Vaccination centers had to restrict the number of outpatients and prioritized vaccination under national immunization programs. The vaccination rate of the private market in China remains low, and the market size is lower than the same period last year. Due to reduced cargo flights and restriction of travelling, Sinovac’s overseas sales were also reduced from the prior year period.

Pipeline Development

COVID-19 Vaccine – The Company initiated the development of an inactivated vaccine against COVID-19 (named CoronaVac) on January 28th, 2020. Preclinical study results were published in the peer-reviewed academic journal Science. On April 13th, 2020, the National Medical Products Administration (“NMPA”) granted approval to conduct Phase I and II clinical trials in China. The Phase I and II trials commenced on April 16, 2020 in Jiangsu Province, China. Preliminary phase I/II results of healthy adults aged 18 to 59 were recently reported. There were no serious adverse events after vaccinating a total of 743 participants who volunteered in the trials, demonstrating a good safety profile for the vaccine candidate. Over 90% seroconversion was observed in the Phase II clinical trial after a two-dose vaccination 14 days apart. A Phase II study on elderly adults is being conducted, which will be followed by child and adolescent groups. The Company expects to complete the Phase II trial by the end of 2020.

The Company has so far started two phase III clinical trials, one in Brazil which started on July 21, 2020 and one in Indonesia which started on August 11, 2020.

Quadrivalent Influenza vaccine (“QIV”) – the China National Medical Products Administration (or NMPA) issued a product license for its quadrivalent Influenza vaccine (or QIV) in June.

Sabin Inactivated Polio vaccine (“sIPV”) – An application for a product license for sIPV was submitted to the National Medical Products Administration in January 2019. The Company expects the license to be issued in the beginning of 2021.

23-valent pneumococcal polysaccharide vaccine (“PPV”) – Site inspection for PPV was completed in June 2020. The Company expects to commercially launch PPV to the Chinese market in the beginning of 2021.

Unaudited Financial Results for Second Quarter 2020

Summary of sales and gross profit (In $000 except percentage data)	2020 Q2	% of Sales	2019 Q2	% of Sales
Hepatitis A vaccine – Healive®	18,508	35.4%	13,870	21.7%
Hepatitis A&B vaccine – Bilive®	-	0.0%	-	0.0%
Hepatitis vaccines subtotal	18,508	35.4%	13,870	21.7%
Influenza vaccine	(49)	(0.1%)	-	0.0%
EV 71 vaccine - Inlive®	27,061	51.7%	47,873	74.7%
Mumps vaccine	5,099	9.7%	2,302	3.6%
Varicella vaccine	1,707	3.3%	-	0.0%
Total sales	52,326	100.0%	64,045	100.0%
Cost of sales	7,561	14.4%	6,092	9.5%
Gross profit	44,765	85.6%	57,953	90.5

Sales for the second quarter of 2020 decreased 18.3% to $52.3 million from $64.0 million in the prior year period.

Gross profit in the second quarter of 2020 was $44.8 million, compared to a gross profit of $58.0 million in the prior year period. Gross margin was 85.6%, compared to 90.5% in the prior year period.

Selling, general and administrative expenses in the second quarter of 2020 decreased 1.3% to $29.8 million from $30.2 million in the prior year period.

R&D expenses in the second quarter of 2020 were $14.5 million, compared to $6.3 million in the prior year period, as the Company continued to invest in its product pipeline, including sIPV and PPV, as well as research and development of the COVID-19 vaccine.

Net loss in the second quarter of 2020 was $1.3 million, compared to net income of $17.1 million in the prior year period.

Net loss attributable to common shareholders was $5.3 million, or $0.05 loss per basic and diluted share, compared to net income attributable to common shareholders of $10.7 million, or $0.11 earnings per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, its Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued into a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan. Excluding the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted loss per share for the second quarter of 2020 would have been $0.05.

Non-GAAP adjusted EBITDA was $2.2 million in the second quarter of 2020, compared to $23.0 million in the prior year period. Non-GAAP net loss in the second quarter of 2020 was $0.5 million, compared to income of $18.0 million in the prior year period. Non-GAAP diluted loss per share in the second quarter of 2020 was $0.04, compared to earnings of $0.12 per share in the prior year period. Non-GAAP diluted loss per share in the second quarter of 2020 excluding the effect of the “Trigger Event” and the newly issued common and preferred shares would have been $0.07. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Unaudited Financial Results for First Half 2020

Summary of sales and gross profit

(In $000 except percentage data)	2020 H1	% of 2019	H1 Sales	% of Sales
Hepatitis A vaccine – Healive®	24,629	36.3%	24,402	24.2%
Hepatitis A&B vaccine – Bilive®	-	0.0%	-	0.0%
Hepatitis vaccines subtotal	24,629	36.3%	24,402	24.2%
Influenza vaccine	382	0.6%	-	0.0%
EV 71 vaccine - Inlive®	33,719	49.8%	73,225	72.8%
Mumps vaccine	7,280	10.8%	2,972	3.0%
Varicella vaccine	1,707	2.5%	-	0.0%
Total sales	67,717	100.0%	100,599	100.0%
Cost of sales	9,542	14.1%	9,871	9.8%
Gross profit	58,175	85.9%	90,728	90.2%

In the first half of 2020, the COVID-19 outbreak had an impact on the regular business of the Company. Domestic sales ceased due to the suspension of vaccinations by the Chinese CDC in February 2020, and exports were disrupted due to cancellations of cargo flights and inflated freight costs. As a result, the Company’s sales for the first half of 2020 decreased 32.7% to $67.7 million from $100.6 million in the prior year period.

Gross profit in the first half of 2020 was $58.2 million, compared to a gross profit of $90.7 million in the prior year period. Gross margin was 85.9%, compared to 90.2% in the prior year period.

Selling, general and administrative expenses in the first half of 2020 decreased 14.0% to $46.3 million from $53.8 million in the prior year period. The Company incurred lower selling expenses as the market was inactive due to the COVID-19 outbreak.

R&D expenses in the first half of 2020 were $20.1 million, compared to $10.8 million in the prior year period, as the Company continued to invest in its product pipeline, including sIPV and PPV, as well as research and development of the COVID-19 vaccine.

Net loss in the first half of 2020 was $8.7 million, compared to net income of $20.7 million in the prior year period.

Net loss attributable to common shareholders was $12.6 million, or $0.13 loss per basic and diluted share, compared to net income attributable to common shareholders of $11.8 million, or $0.13 earnings per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, its Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued into a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan. Excluding the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted loss per share for the second quarter of 2020 would have been $0.14.

Non-GAAP adjusted EBITDA was a loss of $5.1 million in the first half of 2020, compared to income of $29.8 million in the prior year period. Non-GAAP net loss in the first half of 2020 was $7.5 million, compared to income of $21.9 million in the prior year period. Non-GAAP diluted loss per share in the first half of 2020 was $0.12, compared to earnings of $0.14 per share in the prior year period. Non-GAAP diluted loss per share in the second quarter of 2020 excluding the effect of the “Trigger Event” and the newly issued common and preferred shares would have been $0.12. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2020, cash and cash equivalents decreased to $141.3 million, compared to $152.7 million as of December 31, 2019. In the first half of 2020, net cash used in operating activities was $15.9 million, net cash used in investing activities was $22.2 million, and net cash provided by financing activities was $27.9 million. As of June 30, 2020, the Company had $14.8 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the interim financial statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement, as adopted by the Company, was valid as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision is now pending.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. Sinovac must answer or otherwise respond by September 14, 2020.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of June 30, 2020 and December 31, 2019
(Expressed in thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019
Current assets	(Unaudited)

Cash and cash equivalents	$141,338	$152,718
Restricted cash	3,212	3,160
Short-term investment	35,385	50,274
Accounts receivable - net	106,014	113,736
Inventories	45,764	27,846
Prepaid expenses and deposits	6,291	1,873
Total current assets	338,004	349,607

Property, plant and equipment - net	110,746	74,310
Intangible assets - net	1,279	-
Prepaid land lease payments	7,733	7,965
Right-of-use asset	54,105	6,636
Long-term prepaid expenses to a related party	23	23
Prepayment for acquisition of equipment	3,798	2,390
Deferred tax assets	13,680	11,368
Total assets	529,368	452,299

Current liabilities
Short-term bank loans and current portion of long-term bank loans	14,842	5,934
Loan from a non-controlling shareholder	6,511	6,607
Accounts payable and accrued liabilities	70,826	58,890
Income tax payable	4,113	1,904
Deferred revenue	4,549	5,462
Deferred government grants	4,068	2,738
Dividend Payable	8,119	5,128
Lease liability	487	536
Total current liabilities	113,515	87,199

Long-term bank loan	205	-
Convertible debt	14,664	-
Deferred government grants	4,877	3,986
Loan from a non-controlling shareholder	1,415	1,436
Lease liability	55,006	5,758
Other non-current liabilities	1,700	1,725
Total long-term liabilities	77,867	12,905

Total liabilities	191,382	100,104

Equity
Preferred stock	15	15
Common stock	99	99
Additional paid-in capital	209,463	207,962
Accumulated other comprehensive loss	(7,545)	(4,321)
Statutory surplus reserves	33,533	33,533
Accumulated earnings	44,118	56,731
Total shareholders' equity	279,683	294,019

Non-controlling interests	58,303	58,176
Total equity	337,986	352,195
Total liabilities and equity	$529,368	$452,299

SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$52,326	$64,045	$67,717	$100,599
Cost of sales	7,561	6,092	9,542	9,871
Gross profit	44,765	57,953	58,175	90,728

Selling, general and administrative expenses	29,789	30,189	46,253	53,767
Provision for doubtful accounts	934	375	1,034	123
Research and development expenses	14,454	6,348	20,147	10,839
Loss on disposal of property, plant and equipment	22	27	33	53
Government grants recognized in income	(234)	(27)	(253)	(47)
Total operating expenses	44,965	36,912	67,214	64,735
Operating income (loss)	(200)	21,041	(9,039)	25,993

Interest and financing expenses	(373)	(166)	(594)	(344)
Interest income	646	503	1,148	738
Other income (expenses), net	(174)	191	(78)	343
Income (loss) before income taxes	(101)	21,569	(8,563)	26,730
Income tax expense	(1,170)	(4,470)	(111)	(6,033)
Net income (loss)	(1,271)	17,099	(8,674)	20,697
Less: Income attributable to non-controlling interests	(2,489)	(4,948)	(948)	(6,757)
Net income (loss) attributable to shareholders of Sinovac	(3,760)	12,151	(9,622)	13,940
Preferred stock dividends	(1,496)	(1,496)	(2,991)	(2,104)
Net income (loss) attributable to common shareholders of Sinovac	(5,256)	10,655	(12,613)	11,836

Net income (loss)	(1,271)	17,099	(8,674)	20,697
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	506	(4,854)	(4,045)	(235)
Comprehensive income (loss)	(765)	12,245	(12,719)	20,462
Less: comprehensive income attributable to non-controlling interests	(2,583)	(4,031)	(127)	(6,731)
Comprehensive income (loss) attributable to shareholders of Sinovac	$(3,348)	8,214	$(12,846)	13,731

Earnings per share
Basic net income (loss) per share	(0.05)	0.11	(0.13)	0.13
Diluted net income (loss) per share	(0.05)	0.11	(0.13)	0.13

Weighted average number of shares of common stock outstanding
Basic	98,895,441	98,910,056	98,899,342	90,781,290
Diluted	98,895,441	113,722,916	98,899,342	90,967,725

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Net income (loss)	(1,271)	17,099	(8,674)	20,697
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
- Deferred income taxes	(1,431)	(684)	(2,490)	(1,342)
- Share-based compensation	751	751	1,501	1,502
- Inventory provision	449	163	459	183
- Provision for doubtful accounts	934	375	1,034	123
- Loss on disposal and impairment of property, plant and equipment	22	27	33	53
- Depreciation of property, plant and equipment and amortization of licenses	1,557	1,175	2,324	2,219
- Amortization of prepaid land lease payments	58	60	117	121
- Government grants recognized in income	(234)	(27)	(253)	(47)

Changes in:
- Accounts receivable	(9,286)	(19,432)	5,057	(22,387)
- Inventories	(9,963)	(3,701)	(18,869)	(7,782)
- Income tax payable	2,369	3,328	2,247	4,194
- Prepaid expenses and deposits	(275)	(712)	(4,457)	199
- Deferred revenue	147	561	(837)	(304)
- Accounts payable and accrued liabilities	18,529	10,718	6,922	3,841
- Other non-current liabilities	-	19	-	(253)

Net cash provided by (used in) operating activities	2,356	9,720	(15,886)	1,017

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	5,200	-	13,046	-
- Repayments of bank loans	(1,887)	-	(3,803)	(1,322)
- Proceeds from convertible debt	14,732	-	14,732	-
- Proceeds from issuance of common stock, net of share issuance costs	-	-	-	3
- Government grants received	3,182	85	3,898	259

Net cash provided by (used in) financing activities	21,227	85	27,873	(1,060)

Cash flows used in investing activities
- Purchase of short-term investments	(14,057)	-	(35,551)	-
- Proceeds from redemption of short-term investments	(382)	-	49,771	-
- Proceeds from disposal of equipment	12	12	17	12
- Acquisition of property, plant and equipment	(33,446)	(5,788)	(36,458)	(6,345)

Net cash used in investing activities	(47,873)	(5,776)	(22,221)	(6,333)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	380	(1,383)	(1,094)	(101)

Increase (decrease) in cash and cash equivalents and restricted cash	(23,910)	2,646	(11,328)	(6,477)

Cash and cash equivalents and restricted cash, beginning of period	168,460	149,047	155,878	158,170

Cash and cash equivalents and restricted cash, end of period	144,550	151,693	144,550	151,693

SINOVAC BIOTECH LTD.
Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures
For the three and six months ended June 30, 2020 and 2019
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	(1,271)	17,099	(8,674)	20,697
Adjustments:
Share-based compensation	751	751	1,501	1,502
Depreciation and amortization	1,615	1,235	2,441	2,340
Interest and financing expenses, net of interest income	(273)	(337)	(554)	(394)
Net other expenses (income)	174	(191)	78	(343)
Income tax expense	1,170	4,470	111	6,033
Non-GAAP adjusted EBITDA	2,166	23,027	(5,097)	29,835

Net income (loss)	(1,271)	17,099	(8,674)	20,697
Add: Foreign exchange gain	36	127	(300)	(251)
Add: Share-based compensation	751	751	1,501	1,502
Non-GAAP net income (loss)	(484)	17,977	(7,473)	21,948

Net income (loss) attributable to common shareholders of Sinovac	(5,256)	10,655	(12,613)	11,836
Add: Preferred stock dividends	-	1,496	-	-
Net income (loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	(5,256)	12,151	(12,613)	11,836
Add: Non-GAAP adjustments to net income	583	658	851	893
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(4,673)	12,809	(11,762)	12,729

Weighted average number of shares on a diluted basis	98,895,441	113,722,916	98,899,342	90,967,725
Diluted earnings (loss) per share	(0.05)	0.11	(0.13)	0.13
Add: Non-GAAP adjustments to net income per share	0.01	0.01	0.01	0.01
Non-GAAP Diluted earnings (loss) per share	(0.04)	0.12	(0.12)	0.14

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

Source: Sinovac Biotech Ltd.